

05044015

S
COMMISSION
20549

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 25790

SECURITIES AND EXCHANGE COMMISSION RECEIVED JUL 21 2005 BRANCH OF REGISTRATIONS AND EXAMINATIONS 03

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Garden State Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1540 Route 138, Suite 303
(No. and Street)

Wall Township	New Jersey	07719
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin DeRosa, President (732) 280-6886
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Todman & Co., CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

120 Broadway,	New York	NY	10271
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED SEP 22 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin DeRosa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Garden State Securities, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title


Notary Public
2/22/05
My Commission Expires 10-13-2009

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GARDEN STATE SECURITIES, INC.
FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2004

CONTENTS

Member AICPA Division for CPA Firms
Private Companies Practice Section
SEC Practice Section

Representation in Principal
Cities Worldwide

TODMAN & CO., CPAS, P.C.

Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Garden State Securities, Inc.
1540 Route 138, Suite 303
Wall Township, NJ 07719

We have audited the accompanying statement of financial condition of Garden State Securities, Inc. (the "Company") as of December 31, 2004, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Garden State Securities, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Todman & Co., CPAs, P.C.

New York, New York
February 24, 2005

GARDEN STATE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$ 87,993
Securities owned, at market value	1,346
Receivable from brokers	514,191
Furniture and equipment, less accumulated depreciation of $156,431	39,695
Leasehold improvements, less accumulated amortization of $2,465	67,092
Security deposits	47,648
Prepaid expenses	24,967
Other assets	3,165
Total assets	$ 786,097

LIABILITIES, SUBORDINATED BORROWINGS AND STOCKHOLDERS' EQUITY

Liabilities	
Accrued expenses and taxes payable	$ 465,576
Securities sold, not yet purchased, at market value	2,426
Total liabilities	468,002
Subordinated borrowings	
Subordinated loan agreements	30,500
Commitments and contingencies	
Stockholders' equity	
Common stock - no par value	
Authorized: 1,000 shares	
Issued and outstanding: 1,000 shares	40,000
Additional paid-in capital	493,706
Retained earnings (accumulated deficit)	(246,111)
Total stockholders' equity	287,595
Total liabilities, subordinated borrowings and stockholders' equity	$ 786,097

The accompanying notes are an integral part of these financial statements.

GARDEN STATE SECURITIES, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2004

Revenues	
Firm trading profits	$ 666,222
Commissions	3,397,916
Interest	561
Total revenues	4,064,699
Expenses	
Officers' salaries	969,602
Employees' salaries and benefits	1,163,156
Regulatory fees	79,321
Clearance	289,705
Commissions	506,871
Dues, fees and subscriptions	130,187
Interest	2,490
Equipment rental	1,376
Occupancy costs	61,682
Professional fees	167,486
Insurance	52,296
Advertising and promotion	105,772
Communications	73,672
Office	271,608
Depreciation and amortization	4,533
Profit sharing contribution	47,286
Total expenses	3,927,043
Income before provision for income taxes	137,656
Provision for income taxes	1,150
Net income	$ 136,506

The accompanying notes are an integral part of these financial statements.

GARDEN STATE SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2004

	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity
Balance - January 1, 2004	$ 40,000	$ 493,706	$ (382,617)	$ 151,089
Net income	-	-	136,506	136,506
Balance - December 31, 2004	$ 40,000	$ 493,706	$ (246,111)	$ 287,595

The accompanying notes are an integral part of these financial statements.

GARDEN STATE SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2004

Balance - January 1, 2004	$ 30,500
Balance - December 31, 2004	$ 30,500

The accompanying notes are an integral part of these financial statements.

GARDEN STATE SECURITIES, INC.
STATEMENT OF CASH FLOWS
Increase (Decrease) in Cash
YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities:	
Net income	$ 136,506
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	4,533
(Increase) decrease in assets:	
Securities owned, at market value	27,370
Receivable from brokers	127,661
Security deposits	(47,648)
Prepaid expenses	(24,967)
Other assets	(2,000)
Increase (decrease) in liabilities:	
Accrued expenses and taxes payable	79,675
Securities sold, not yet purchased	(35,881)
Advances - clearing broker	(77,667)
Total adjustments	51,076
Net cash provided by operating activities	187,582
Net cash used in investing activities:	
Purchase of office equipment	(41,763)
Purchase of leasehold improvements	(69,557)
Net cash used in investing activities	(111,320)
Net increase in cash	76,262
Cash at beginning of year	11,731
Cash at end of year	$ 87,993

Supplemental disclosures of cash flow information:

Cash paid during the year for:	
Interest	$ 2,490
Income taxes	$ 1,150

The accompanying notes are an integral part of these financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

(a) Nature of Business

Garden State Securities, Inc. (the "Company"), a broker-dealer, is a market maker on NASDAQ. The Company clears securities transactions through a clearing broker on a fully-disclosed basis. The Company operates under the exemptive provisions of the Securities and Exchange Commission ("SEC") rule 15c3-3(k)(2)(ii).

(b) Revenue Recognition

Securities transactions (and the related commissions, revenues and expenses) are recorded on a settlement-date basis, generally the third business day following the transaction date, except for options which settle one day after the transaction. There is no material difference between the trade and settlement dates.

(c) Depreciation

Depreciation of furniture and equipment is computed on the straight-line method over an estimated useful life of five years.

(d) Income Taxes

The Company has made no provision for federal income taxes as the Company reports its taxable income as an "S" Corporation under the Internal Revenue Code. A provision has been made for state income taxes in the accompanying financial statements.

(e) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Note 2 - Securities Owned and Sold, Not Yet Purchased

Securities owned and sold, not yet purchased, at market value, are summarized as follows:

	Owned	Sold, Not Yet Purchased
Corporate stocks	$ 1,346	$ 2,426
	$ 1,346	$ 2,426

Note 3 - Subordinated Borrowings

Borrowings subordinated to the claims of general creditors, which bear interest at 10% per annum, are covered by agreements approved by the National Association of Securities Dealers Inc. ("NASD") and are thus available in computing net capital. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

	Amount	Due Date
Subordinated Loan Agreement	$ 23,000	04-30-06
Subordinated Loan Agreement	7,500	04-30-08
	$ 30,500	

Note 4 - Employee Benefit Plan

The Company has a defined contribution plan pursuant to Section 401(k) for the benefit of certain salaried employees. The contribution is based on eligible employees' salaries. During 2004, the Company's contribution to the Plan totaled $43,779.

Note 5 - Clearing Broker Arrangements

Effective October 2004, the Company entered into a five-year clearing agreement with RBC Dain CS ("RBC"), which provides a termination fee of $5,000 per month for each remaining month of the term upon cancellation of agreement by either party. Also, RBC awarded the Company a nonrefundable $150,000 sign-up bonus to be credited to the Company's net settlement account over a four-month period. Accordingly, the Company received and recognized as a reduction of its clearance charges the first three-months credits totaling $112,500 for the year ended December 31, 2004.

Note 6 - Commitments and Contingencies

(a) Litigation and Regulatory Inquiries

In the normal course of business, the Company is subject to regulatory inquiries and legal actions incidental to its securities business. The Company believes, after consultation with counsel, that the resolution or the ultimate outcome of these matters are not expected to have a material adverse effect on the financial condition of the Company and, therefore, no provision for liability has been made in the accompanying financial statements. Nevertheless, due to uncertainties in the litigation process, it is reasonably possible that management's view of the outcome in these matters could change in the near future.

(b) Leases

The Company leases office space in Wall Township, New Jersey from two of its shareholders on an annual basis. The future minimum annual rental payments including maintenance and real estate taxes total $30,000.

Note 6 - Commitments and Contingencies (Continued)

(b) Leases (Continued)

The Company operates a second office located in Tinton Falls, New Jersey through a related party pursuant to certain business arrangements which provide, among other things, that the Company pays the rent totaling approximately $36,000 annually. Also, effective January 2005, the Company is the primary obligor on a separate lease entered by an unrelated third party for office space located in New York City. The fixed rent is valued to be approximately $64,000 annually.

Note 7 - Net Capital Requirements

The capital ratio was 345% versus an allowable maximum of 1500%, under the rules of the SEC. The Company's net capital requirements under SEC rule 15c3-1 were $100,000. The net capital of $135,053 was $35,053 in excess of the minimum net capital requirements.

Note 8 - Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully-disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the ability of customers to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer's activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

A copy of the Company's statement of financial condition as at December 31, 2004, pursuant to SEC rule 17a-5, is available for inspection at the Company's office and at the regional office of the SEC.

GARDEN STATE SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2004

Total stockholders' equity		$ 287,595
Add: Subordinated borrowings		30,500
Total		318,095
Deductions and/or charges		
Furniture and fixtures		39,695
Leasehold improvements		67,092
Security deposits		47,648
Prepaid expenses		24,967
Other assets		3,165
Total nonallowable assets		182,567
Capital before haircuts		135,528
Haircuts on securities		475
Net capital		135,053
Less: Minimum net capital requirements: The greater of 6-2/3% of aggregate indebtedness or $2,500 for each security in which the Company makes a market for which the market value exceeds $5, plus $1,000 for each security in which the Company makes a market for which the market value is $5 or less, but not to exceed $1,000,000		(100,000)
Net capital in excess of all requirements		$ 35,053
Capital ratio - (maximum allowance 1500%)		
Aggregate indebtedness*	$ 465,576 = 345%	
Divided by: Net capital	$ 135,053	
*Aggregate indebtedness		
Accrued expenses and taxes payable		$ 465,576
Total aggregate indebtedness		$ 465,576

See independent auditors' report.

GARDEN STATE SECURITIES, INC.
RECONCILATION OF NET CAPITAL PURSUANT TO SEC RULE 15C3-1
DECEMBER 31, 2004

Net capital, per FOCUS report Part IIA		$ 99,442
Less: Increase in accrued expenses:		
Settlement costs	$ 19,000	
Professional fees	8,389	
NASD fines	37,000	
		64,389
Balance, per audit report		$ 35,053

See independent auditors' report.

GARDEN STATE SECURITIES, INC.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

DECEMBER 31, 2004

Member AICPA Division for CPA Firms
Private Companies Practice Section
SEC Practice Section

Representation in Principal
Cities Worldwide

TODMAN & CO., CPAS, P.C.

Certified Public Accountants and Business Consultants

An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Officers and Directors of
Garden State Securities, Inc.
1540 Route 138, Suite 303
Wall Township, NJ 07726

Gentlemen:

In planning and performing our audit of the financial statements and supplementary information of Garden State Securities, Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Todman & Co., CPAs, P.C.

New York, New York
February 24, 2005